FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934


                          For the month of August 2004
                                17 August 2004


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1  Press release of British Sky  Broadcasting  Group plc announcing 'Legal Action' released on
              17 August 2004



17 August 2004

                BSkyB begins legal action against EDS for deceit,
               negligent misrepresentation and breach of contract

British Sky Broadcasting Limited, the leading provider of digital television services in the UK and Ireland, together with its subsidiary, Sky Subscribers Services Limited, (together "BSkyB") filed today a claim for a material amount against Electronic Data Systems Limited and Electronic Data Systems Corporation (together "EDS"), the information technology services provider, in respect of deceit, negligent misrepresentation and breach of contract. The claim relates to EDS' former role as a supplier of services to BSkyB as part of the Group's investment in Customer Relationship Management (CRM) software and infrastructure.

In summer 2000, BSkyB appointed EDS to design, build and implement an advanced customer service system at its customer contact centres in Livingston and Dunfermline, Scotland. The relationship was terminated in early 2002 after EDS failed to perform its contractual obligations. Sky Subscribers Services Limited assumed direct responsibility for systems integration following the termination of the relationship with EDS.

Since summer 2000, the Group has invested approximately GBP170 million in its CRM project. This investment relates to software, technical infrastructure, systems integration and refurbishment of BSkyB's contact centres. As announced on 4 August 2004, the Group expects to invest GBP50 million over the next four years as it brings the current CRM project to completion in the near future and continues to maintain leading-edge customer service systems to support its growing customer base.

                                      end

Note to editors:

BSkyB is represented in this action by Herbert Smith and by Mark Howard QC of Brick Court Chambers.

Enquiries:

Press:

Robert Fraser            Tel: 020 7705 3036


Analysts/Investors:

Andrew Griffith          Tel: 020 7705 3118


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 17 August 2004                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary